UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

QIHOO 360 TECHNOLOGY CO. LTD.

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

74734M109

(CUSIP Number)

c/o Neil Nanpeng Shen

Suite 3613, 36/F, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

June 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74734M109	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 89,379
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 89,379
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,379
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 74734M109	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) NAN PENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization HONG KONG SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 670,972
	8.	Shared Voting Power 89,379
	9.	Sole Dispositive Power 670,972
	10.	Shared Dispositive Power 89,379
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 760,351
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) IN

PREAMBLE

This Statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, as last amended by Amendment No. 2 on February 12, 2014, filed by Sequoia Capital China I, L.P. (“SCC I”), Sequoia Capital China Partners Fund I, L.P. (“SCC PTRS I”), Sequoia Capital China Principals Fund I, L.P. (“SCC PRIN I”), Sequoia Capital China Management I, L.P. (“SCC MGMT I”), SC China Holding Limited (“SCC HOLD”), SNP China Enterprises Limited (“SNP”), Sequoia Capital China UR Holdings Limited (“SCC UR”) and Nan Peng Shen (“NS”) relating to Class A ordinary shares of Qihoo 360 Technology Co. Ltd. This Schedule 13D is being filed as a result of the events described in Item 4 below.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D relates are the Class A ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), of Qihoo 360 Technology Co. Ltd., a Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is 3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) SCC UR; and (2) NS, a Hong Kong SAR citizen. NS is the Director of, and wholly owns, SCC UR. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act with the other members of the Consortium. See Item 4 below.

(b) The business address of the Reporting Persons is Suite 3613, 36/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(c) The principal occupation or employment of NS is to serve as the founding managing partner of Sequoia Capital China and the Director and sole owner of SCC UR. The principal occupation or employment of SCC UR is to serve as a limited partner of SCC MGMT I.

(d)During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SCC UR is organized under the laws of the Cayman Islands. NS is a citizen of Hong Kong SAR.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 760,351 Class A Ordinary Shares, all of which were acquired from SCC I, SCC PTRS I or SCC PRIN I (collectively, the “Sequoia Funds”) as part of certain in-kind distributions made by the Sequoia Funds. The Sequoia Funds acquired the shares of the Issuer as described below.

Pursuant to a Share Subscription Agreement dated January 19, 2006, SCC I purchased 12,001,217 Series A Preferred Shares of the Issuer for an aggregate consideration of $6,000,000. 1,086,110 of these Series A Preferred Shares were transferred to SCC PTRS I on February 27, 2006, and 1,462,948 of these Series A Preferred Shares were transferred to SCC PRIN I on May 17, 2006. Additionally, pursuant to a Warrant to Purchase Series A Preferred Shares dated May 16, 2006, SCC I received a warrant to purchase 685,851 fully paid and nonassessable Series A Preferred Shares of the Issuer at a share purchase price of $0.4999 per share. A warrant to purchase 83,605 of these Series A Preferred Shares was transferred to SCC PRIN I on May 16, 2006. A warrant to purchase 62,070 of these Series A Preferred Shares was transferred to SCC PTRS I on May 16, 2006. On August 21, 2006, SCC I exercised its warrant for 540,176 Series A Preferred Shares for an aggregate consideration of $270,034, SCC PTRS I exercised its warrant for 62,070 Series A Preferred Shares for an aggregate consideration of $31,029 and SCC PRIN I exercised its warrant for 83,605 Series A Preferred Shares for an aggregate consideration of $41,794. Each Series A Preferred Share was convertible into one Ordinary Share of the Issuer. Pursuant to a Share Subscription Agreement dated November 7, 2006, SCC I purchased 1,193,333 Series B Preferred Shares for an aggregate consideration of $787,600, SCC PTRS I purchased 137,121 Series B Preferred Shares for an aggregate consideration of $90,500, and SCC PRIN I purchased 184,697 Series B Preferred Shares for an aggregate consideration of $121,900. Each Series B Preferred Share was convertible into one Ordinary Share of the Issuer. All of the 14,202,219 Series A and Series B Preferred Shares were converted into14,202,219 Ordinary Shares in connection with the closing of the Issuer’s initial public offering. Additionally, in connection with the closing of the Issuer’s initial public offering, and pursuant to a Subscription Agreement dated March 14, 2011, SCC I purchased 407,379 Ordinary Shares for an aggregate consideration of $3,938,000, SCC PTRS I purchased 46,810 Ordinary Shares for an aggregate consideration of $452,500 and SCC PRIN I purchased 63,052 Ordinary Shares of the Issuer for an aggregate consideration of $609,500.

The source of the funds used by the Sequoia Funds to purchase the Series A Preferred Shares and related warrants, Series B Preferred Shares, and the Ordinary Shares of the Issuer was capital contributions by the partners of such Sequoia Funds and the available funds of such entities.

Between December 2011 and June 2015, the Sequoia Funds distributed all of the Ordinary Shares held by them to their respective partners. In connection with those distributions, each of SCC UR and NS received their pro rata portion of such distributions, including the 760,351 Ordinary Shares reported herein as beneficially owned.

ITEM 4.	PURPOSE OF TRANSACTION.

On June 17, 2015, Mr. Hongyi Zhou (the “Chairman”), CITIC Securities Co. Ltd. (“CITIC”), Golden Brick Capital Private Equity Fund I L.P. (“Golden Brick”), China Renaissance Holdings Limited (“China Renaissance”) and Sequoia Capital China I, L.P. (collectively, the “Sequoia Funds” and together with CITIC, Golden Brick, China Renaissance and the Chairman, the “Consortium”) submitted a preliminary, non-binding letter (the “Proposal Letter”) to the Board of Directors of the Issuer (the “Board”). In the Proposal Letter, the Consortium outlined its proposal (“Proposal”) for a going-private transaction (the “Transaction”). Under the Proposal, members of the Consortium or their affiliates propose to acquire all of the outstanding share capital of the Issuer (other than those shares beneficially owned by the members of the Consortium or their affiliates (the “Shareholder Shares”), which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$77.00 in cash per American Depositary Share of the Issuer (“ADS,” with each two ADSs representing three Class A Ordinary Shares), or $51.33 in cash per Class A and Class B Ordinary Share, as the case may be. In the Proposal Letter, the Consortium stated that it has held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction. The Proposal also provides that, among other things, (a) the Consortium’s financing sources will need to conduct customary due diligence on the Issuer, and (b) the Consortium will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Transaction, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

References to the Proposal Letter in this Schedule 13D are qualified in their entirety by reference to the Proposal Letter, which is attached hereto as an exhibit and incorporated herein by reference as if set forth in its entirety herein.

If the proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares are based upon 147,485,168 Class A Ordinary Shares outstanding as of December 31, 2014 as reported by the Issuer in its Form 20-F dated April 27, 2015. Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 760,351 Class A Ordinary Shares of the Issuer, representing 0.5% of the outstanding Class A Ordinary Shares of the Issuer. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC UR may be deemed to beneficially own an aggregate of 89,379 Class A Ordinary Shares, which represents 0.1% of the outstanding Class A Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

NS , who wholly owns and is the sole director of SCC UR, may be deemed to beneficially own an aggregate of 760,351 Ordinary Shares, which represents 0.5% of the outstanding Class A Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Reporting Persons may be deemed to be a “group” with the Chairman, CITIC, Golden Brick and China Renaissance for purposes of Section 13(d) of the Act as a result of the submission of the Proposal Letter (as defined in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares and Class B Ordinary Shares and ADSs held by the Chairman, CITIC, Golden Brick and China Renaissance or any other Consortium member. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by the Chairman, CITIC, Golden Brick or China Renaissance. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days, except that NS sold 180,000 Ordinary Shares, in the form of 120,000 ADSs, on June 22, 2015 for an aggregate consideration of $8,646,000.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement dated as of June 29, 2015, by and among SCC UR and NS.

99.2	Proposal Letter to the Issuer from the Consortium Members (as defined therein), dated June 17, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 29, 2015

Sequoia Capital China UR Holdings Limited

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

/s/ Nan Peng Shen
Nan Peng Shen